

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 1, 2015

Hillary Ebach
General Counsel
Journal Media Group, Inc.
333 West State Street
Milwaukee, WI 53203

> **Re:** **Journal Media Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 4, 2015**
> **File No. 001-36879**

Dear Ms. Ebach:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Questions and Answers About the Special Meeting and the Merger, page i

1. Please add a question and answer that addresses the factors that the board considered in determining to enter into the merger agreement and its rationale for approving the transaction. Disclose a brief summary of the material positive and negative factors that the board considered in approving the transaction.

Summary, page 1

Interests of Our Directors and Officers in the Merger, page 4

2. Please disclose here the total amounts your directors and executive officers may potentially receive in connection with the proposed merger, including potential change in control payments.

Background of the Merger, page 14

3. Please provide us with copies of all board books and other materials prepared by Methuselah Advisors and provided to the registrant's board of directors in connection with Methuselah's fairness opinion.

4. We note your disclosure that concerns that your solicitation of potential third parties might jeopardize the tax-free nature of the April 1, 2015 Scripps/Journal transactions was one reason that you determined to continue to engage in discussions only with Gannett and Party A, rather than to solicit interest from other parties. Please revise to briefly explain how such solicitation of potential third parties might jeopardize the tax-free nature of such Scripps/Journal transactions.

Selected Public Companies Analysis, page 26

5. We note that you selected publicly traded companies in the industry in which the company operates. As this does not appear to be a complete list of all public companies that operate within the company's industry, please tell us what additional criteria you used to select these companies. Similarly, please tell us whether any additional transactions that fit the criteria for the selected transactions analysis were not used, and, if so, why not.

Explanatory Note Regarding the Merger Agreement, page 38

6. We note your statements that the merger agreement and the summary are "not intended to provide any factual information about Journal Media Group, Gannett, Merger Sub or any of their respective subsidiaries of affiliates" and that "investors should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Journal Media Group, Gannett, Merger Sub or any of their respective subsidiaries or affiliates." Please remove from the heading and disclosure any potential implications that the merger agreement does not constitute public disclosure under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Russell Ryba